

January 18, 2012

Via E-mail
Todd J. Mullenger
Chief Financial Officer
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, Tennessee 37215

> **Re: Corrections Corporation of America**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Response dated January 11, 2012**
> **File No. 1-16109**

Dear Mr. Mullenger:

We have reviewed your response letter dated January 11, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 38

1. We note the draft disclosure you provided in response to comment 1 in our letter dated December 30, 2011. In future filings, please further expand this disclosure to address each of the following:
    - Please disclose the carrying value of each facility. As the facilities may not enter into contracts at the same time, this will allow investors to better understand the risks associated with each facility.
    - Regarding the disclosure for previously idled facilities, please disclose the average length over which your facilities have been idled prior to obtaining a new contract and also the longest any of your facilities have been idled prior to obtaining a new contract.
    - Please provide investors with an understanding about how each of the facilities' facts and circumstances would need to change to result in an impairment charge.

Please provide us with the expanded draft disclosure to address these additional items.

2. Please expand upon the draft disclosure provided in response to comment 1 in our letter dated December 30, 2011, to include a description of your testing the Trousdale facility for impairment in future filings. Please ensure that you provide investors with an understanding of the critical estimates that are specific to the Trousdale facility and the specific facts and circumstances you are relying on when assessing the recoverability of a partially constructed facility that has been in a holding pattern for nearly three years. To the extent that you have determined that the recoverable amount and/or the fair value of the Trousdale facility exceeds its fair value, please also provide investors with an understanding at what point the facts and circumstances would result in an impairment charge. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K.

Results of Operations, page 39

3. We note from your response to comment 2 in our letter dated December 30, 2011, that you incurred $4.8 million in operating expenses for the five idled facilities. Please quantify the portion of these operating expenses that relates to depreciation expense and repairs and maintenance, including protection of the facility. Please also tell us the amount of repairs and maintenance costs incurred for fiscal years 2011 and 2010 for in use facilities, including the corresponding number of facilities. Finally, please tell us and disclose in future filings the operating expenses incurred for the Trousdale facility.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief